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The Provo Group

                                                                      EXHIBIT 22

May 20, 1998



Re:  DiVall Insured Income Properties 2, L.P.

Dear Limited Partner:

The Provo Group, Inc. is pleased to announce that effective May 18, 1998, ReSource Phoenix (the partnership's independent tabulation firm) reported to us that the Partnership has received favorable consents from a majority of limited partners to sell the Partnership's remaining properties and to liquidate the Partnership. Thanks to all of you who returned your consents.

As we indicated to you in the Consent Statement, we intend to sell the properties under a sealed bid process. While such a process may encounter various delays, we hope to complete the sale and liquidation by November 15, 1998. In any event, we will use every effort to distribute your proceeds to you in a timely manner.

Beyond our substantial mailing list, we intend to advertise the portfolio's sale in the Wall Street Journal. Interested purchasers ("bidders") are welcome to visit our specifically designed due-diligence website at www.tpgdivall.com.

If you have any questions or comments you may call Investor Relations at 1-800-547-7686 or 1-608-244-7661.

We appreciate your continuing support, and we will continue to work for the best interests of the limited partners.

Sincerely,
The Provo Group, Inc.


By: /S/ Bruce A. Provo
   -------------------------
     Bruce A. Provo


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    1410 Northport Drive
  Madison, Wisconsin 53704

    Post Office Box 8673
Madison, Wisconsin 53708-8673

        608.244.7661
      FAX 608.244.7663